August 14, 2013

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 6010 Washington, D.C. 20549-3628	VIA EDGAR

Attn:	Mr. Jeffrey Riedler

Re:	Sophiris Bio Inc.
Registration Statement on Form S-1 File No. 333-186724

Acceleration Request
Revised Requested Date:	Thursday, August 15, 2013
Revised Requested Time:	5:15 P.M. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on August 15, 2013, at 5:15 p.m., Eastern Standard Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes each of Karen Deschaine and Kristin VanderPas of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Karen Deschaine of Cooley LLP, counsel to the Registrant, at (858) 550-6088, or in her absence, Kristin VanderPas at (858) 550-6187.

In connection with this request, the Registrant acknowledges that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sophiris Bio Inc.

By:	/s/ Randall E. Woods
Randall E. Woods
Chief Executive Officer and President

cc:	Peter Slover, Sophiris Bio Inc.

Barbara Borden, Esq., Cooley LLP

Karen Deschaine, Esq., Cooley LLP

Kristin VanderPas, Esq., Cooley LLP

Cheston Larson, Esq., Latham & Watkins LLP

860902 v1/SD